

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2022

Zhuoqin Huang
Chief Executive Officer
Pop Culture Group Co., Ltd
3rd Floor, No. 168 Fengqi Road
Jimei District, Xiamen City, Fujian Province
The People's Republic of China

> **Re: Pop Culture Group Co., Ltd**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed August 12, 2022**
> **File No. 333-266130**

Dear Mr. Huang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-3

Risk Factors
To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity..., page 25

1. We note your amended disclosure in response to comment 1. Please expand your discussion to include the possible ramifications on the ability of the Hong Kong subsidiary to transfer cash if your Hong Kong subsidiary did become subject to PRC laws/authorities.

Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li